

June 11, 2021

Daniel B. Silvers
Chief Executive Officer
Leisure Acquisition Corp.
250 West 57th Street, Suite 415
New York, NY 10107

> **Re: Leisure Acquisition Corp.**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Filed June 9, 2021**
> **File No. 333-254279**

Dear Mr. Silvers:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-4

Cover Page

1. Please revise your letter to Leisure Acquisition Corp. stockholders and the LACQ subsection of the Summary to reflect your disclosure elsewhere in the prospectus indicating that Nasdaq suspended trading LACQ's securities effective June 3, 2021. Please also revise to reflect your disclosure indicating that LACQ also failed to comply with Nasdaq Listing Rule 5250(c)(1) because it failed to timely file its Quarterly Report on Form 10-Q.

   Please revise in both the letter to stockholders and the LACQ subsection of the Summary to clarify, if true, that at the time they vote, stockholders will not know whether the shares of the combined entity will be eligible to trade on Nasdaq following the consummation of the business combination and summarize associated risks if the combined company's application for listing on Nasdaq is not approved.

Questions and Answers, page 5

2.   Please revise this section, as appropriate, to reflect your disclosure on page 65 that the classification of any of your warrants as a liability would reduce LACQ's Net Tangible Assets below $5,000,001, and to discuss the risks associated with this potential outcome.

You may contact Jeanne Bennett at 202-551-3606 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel L. Forman, Esq.